FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 August 2008

HSBC TO RAISE STAKE IN VIETNAM'S TECHCOMBANK

TO 20 PER CENT

*** First foreign bank to take a 20% stake in a local Vietnamese bank ***

HSBC will become the first foreign bank in Vietnam to hold a 20 per cent interest in a domestic bank as it increases its stake in Vietnam Technological and Commercial Joint Stock Bank ("Techcombank") from 14.4 per cent to 20 per cent for a total consideration of VND1,272 billion (approximately US$77.1 million).

The transaction follows the granting of special approval from the State Bank of Vietnam and Vietnamese Prime Minister Nguyen Tan Dung in July 2008 to increase HSBC's investment in Techcombank beyond the foreign ownership cap of 15 per cent.

Vincent Cheng, Chairman of HSBC Asia Pacific, said: "Techcombank is a key component of our dual strategy for growth in Vietnam, comprising investment in our own operations to drive organic growth as well as investment in strategic partnerships. We value the trust placed in HSBC by the Vietnamese Government in allowing us to become the first foreign bank to hold a 20 per cent stake in a domestic bank.

"As many of our partners know, the Group has always taken an active, rather than a passive, role in working with its strategic partners. While our increased investment will cement our growing relationship with Techcombank, we are also committing additional resources to help Techcombank in its growth and also contribute to the development of Vietnam's financial markets."

In accordance with the agreement between the two parties, Techcombank will issue new shares, priced at VND60,891.52 per share, to raise HSBC's strategic investment to 20 per cent. The transaction is expected to be completed by 5 September 2008.

In addition to seconding specialist staff to Techcombank and sharing expertise and market knowledge, the two partners have also embarked on business co-operations such as a shared ATM network for both banks' customers.

Techcombank is amongst Vietnam's largest joint stock banks, with total assets of VND53 trillion (US$3 billion) at July 2008. Headquartered in Hanoi, the bank currently operates through a network of 160 outlets in 30 provinces and cities in Vietnam. Techcombank employs nearly 3,800 staff and offers a range of retail and commercial banking services.

HSBC is one of the largest foreign banks in Vietnam, having invested over US$30 million in its own branch network and business. The bank has two branches - one in Hanoi and one in Ho Chi Minh City - and a representative office in Cantho, as well as over 1,000 employees providing a wide range of corporate and personal financial services to a diverse customer base. It is in the process of locally incorporating its operations in Vietnam after obtaining in-principle approval from the State Bank of Vietnam.

Media enquiries to:

Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
Vinh Tran	+852 2822 4924	vinhtran@hsbc.com.hk

Notes to editors:

1. HSBC in Vietnam

HSBC first opened an office in Saigon (now Ho Chi Minh City) in 1870. The branch operated for over 100 years, until its closure in 1975. HSBC also opened an agency of the bank at Haiphong in 1884 which was upgraded to a sub-office at the beginning of the 1920s. This arrangement continued until the closure of the agency in 1954. The bank was able to revive its strong links with Vietnam when representative offices were opened in Ho Chi Minh City and Hanoi in 1992. The Ho Chi Minh City representative office became a full service branch in 1995 and a branch was opened in Hanoi in March 2005.

In December 2005, HSBC acquired 10 per cent of the share capital of Vietnam Technological and Commercial Joint Stock Bank (Techcombank), amongst the largest joint stock commercial banks in Vietnam by equity. The share capital in Techcombank was increased to 15 per cent in July 2007. In September 2007, HSBC acquired 10 per cent of the share capital of Bao Viet Holdings, Vietnam's leading insurer. These developments have strengthened HSBC's position as the largest foreign bank in the country in terms of investment capital, network, product range, staff and customer base.

2. The HSBC Group

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,500 offices in 85 countries and territories and assets of US$2,547 billion at 30 June 2008, is one of the world's largest banking and financial services organisations.

3. Vietnam Technological and Commercial Joint Stock Bank (Techcombank)

Founded in 1993, Techcombank is one of the country's largest joint stock banks, with assets totalling VND53 trillion at July 2008. Techcombank's 3,800 staff serve almost 500,000 personal and over 20,000 commercial customers through a network of 160 branches and transaction offices in 30 provinces and cities across Vietnam. Heading to be the most recommended retail bank in Vietnam, Techcombank has a wide range of customer focus products and services, supported by global standard technologies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: August 28, 2008